Submission of Audit Report of Woori Finance Holdings Co., Ltd.

Date of Submission by Deloitte Anjin LLC, Woori Finance Holding’s independent auditor: March 22, 2012

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Revenue*	590	453

Operating Income	303	163

Net Income before Income Tax	303	163

Net Income	304	164

*	Represents operating revenue

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Total Assets	18,103	17,609

Total Liabilities	3,889	3,805

Total Shareholders’ Equity	14,214	13,804

Capital Stock	4,030	4,030

Shareholders’ Equity/ Capital Stock (%)	352.70	342.53

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Revenue*	36,107	35,026

Operating Income	3,161	2,069

Income before Income Tax	3,177	2,099

Net Income	2,433	1,601

Income attributable to	2,137	1,289
controlling interests

*	Represents operating revenue

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Total Assets	312,792	291,177

Total Liabilities	290,718	270,913

Total Shareholders’ Equity	22,073	20,265

Capital Stock	4,030	4,030

Shareholders’ Equity*/ Capital Stock (%)	434.83	389.61

Number of Consolidated Subsidiaries	143	148

• Excluding non-controlling interests

The above figures have not yet been approved by the shareholders of Woori Finance Holdings and remain subject to change.